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EXHIBIT 99-4

Consent of GLJ Petroleum Consultants Ltd.

 LETTER OF CONSENT

TO:	Suncor Energy Inc.
The Securities and Exchange Commission
The Securities Regulatory Authorities of Each of the Provinces of Canada

Dear Sirs

Re:    Suncor Energy Inc.

        We refer to the following reports (the "Reports") prepared by GLJ Petroleum Consultants Ltd. ("GLJ"):

  •
  Reserves Assessment and Evaluation of In Situ Oil Sands Properties — Corporate Summary; and

  •
  Reserves Evaluation and Resources Assessment of Oil Sands Mining Properties — Summary.

which provide GLJ's reports on proved and probable reserves evaluations pursuant to Canadian disclosure requirements of Suncor Energy Inc.'s Canadian mining and in-situ leases that were evaluated as at December 31, 2011.

        We hereby consent to the use of our name, reference to and excerpts from the said Reports by Suncor Energy Inc. in its Annual Report on Form 40-F and the incorporation by reference in the registration statements on Form S-8 (File No. 333-87604), Form S-8 (File No. 333-112234), Form S-8 (File No. 333-118648), Form S-8 (File No. 333-124415), Form S-8 (File No. 333-149532), Form S-8 (File No. 333-161021) and Form S-8 (File No. 333-161029) of Suncor Energy Inc., of our Reports. In addition, we also consent to the use of our name, reference to and excerpts from the said Reports in Suncor Energy Inc.'s 2011 annual report to be filed with the securities regulatory authorities of each of the provinces of Canada.

        We have read Suncor Energy Inc.'s Annual Information Form dated March 1, 2012 and the Form 40-F dated March 1, 2012 and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our Reports or that are within our knowledge as a result of the services which we performed in connection with the preparation of the Reports.

Yours truly,
GLJ PETROLEUM CONSULTANTS LTD.
"GLJ PETROLEUM CONSULTANTS LTD."
Caralyn P. Bennett, P. Eng. Vice-President, In Situ Oil Sands

Dated: March 1, 2012
Calgary, Alberta
CANADA

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  EXHIBIT 99-4
Consent of GLJ Petroleum Consultants Ltd.
LETTER OF CONSENT